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                               March 11, 2021

       Andrew Rolfe
       Chief Executive Officer
       TB SA Acquisition Corp
       Park Avenue Tower
       65 East 55th Street, 19th Floor
       New York, New York 10022

                                                        Re: TB SA Acquisition
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253086

       Dear Mr. Rolfe:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 12, 2021

       Risk Factors
       Our warrant agreement will designate the courts of the State of New York or the United States
       District Court..., page 82

   1. Please expand your disclosure to describe any additional risks or other impacts on warrant holders, such as
increased costs to bring a claim.

       Signatures, page II-5

   2. Please include the signature of the principal accounting officer or controller, as required by Instruction 1 to the
Signatures in Form S-1.
 Andrew Rolfe
TB SA Acquisition Corp
March 11, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Chris Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew Rolfe
                                                           Division of
Corporation Finance
Comapany NameTB SA Acquisition Corp
                                                           Office of Life
Sciences
March 11, 2021 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName